Filed by: Pinnacle Financial Partners, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Companies: Pinnacle Financial Partners, Inc.
Commission File No. 000-31225
Synovus Financial Corp.
Commission File No. 001-10312
Date: July 24, 2025

The following fact sheet was made available by Pinnacle Financial Partners, Inc. on July 24, 2025.

Pinnacle | SYNOVUS

Pinnacle and Synovus to Combine: Building the Southeast Growth Champion

Combined Company to Expand Presence In Most Attractive Growth Markets

Track Record of Profitable Growth

Top-quartile revenue & net income growth with strong risk discipline

Expert Leadership Team

Combined 120 years of experience in the financial services industry

Winning Culture

Employer of choice in our markets

Exceptional Client Service

Trusted partner to our clients

Leading client satisfaction based on J.D. Power rankings and Coalition Greenwich awards

Efficient Operating Model

$202mm avg. deposits per branch (#1 among peers)

47% efficiency ratio (#1 among peers)



Pinnacle Branch
Synovus Branch

Robust Financial Profile to Drive Significant Shareholder Value

SIGNIFICANT SCALE	$116bn Total Assets	$81bn Total Loans	$95bn Total Deposits
COMPELLING FINANCIAL METRICS	21% 2027E EPS Accretion	2.6 Years TBVPS Earnback	9.8% CET1 Ratio at Close
TOP-QUARTILE PROFITABILITY (2027E)	1.38% ROAA	18% ROATCE	47% Efficiency Ratio



Terry Turner | President & Chief Executive Officer
PINNACLE

"Over the last 25 years, we have attracted extraordinary talent to a bank that closely partners with its clients, developing 'raving fans' and delivering industry-leading growth. We are pleased to join forces with Synovus in a combination that prioritizes client experience and inspires associates. By combining Pinnacle's operating model, which is anchored in a disciplined entrepreneurial spirit, with Synovus' talented team and strong presence in attractive and fast-growing Southeastern markets, we will extend our legacy of building share in the most attractive markets nationally. I have tremendous admiration for Kevin and look forward to partnering with him and the rest of the Synovus team to bring our two banks together seamlessly."



Kevin Blair | Chairman, Chief Executive Officer & President
SYNOVUS

"We are two high-performing institutions with one powerful future. Our belief in the success of this merger is grounded in a decade of strong results and proven execution from both companies, each delivering top-tier earnings and total shareholder returns. Building on a rich tradition of service and accelerating momentum, Synovus is well-positioned for growth. Together with Terry and the Pinnacle team, we are primed for continued outperformance, as we are not just combining forces – we are multiplying our impact."

Maintaining Our Commitments to Associates,  Clients, Local Communities and Shareholders  See End Notes on slides 32 and 33 of the investor presentation titled "Pinnacle and Synovus to Combine:  Building the Southeast Growth Champion" that can be found at https://investors.pnfp.com/ and https://  investor.synovus.com/corporate-profile/default.aspx  Seamless transition focused on maintaining extraordinary client service  Will continue supporting clients with exceptional service and local, passionate and dedicated associates  Collectively, Pinnacle and Synovus have received a total of 45 Coalition Greenwich Best Bank Awards in 2025, positioning the combined company to be the Southeast growth champion with a relentless focus on client satisfaction  Employer-of-choice with a winning culture and energized associates  Will align Pinnacle's and Synovus' winning, people-first cultures and incentivize talent through a “win together, lose together” compensation model  Ongoing community support part of combined company’s mission  Both Pinnacle and Synovus have a strong track record of making a significant positive impact on their communities, and that commitment will be maintained with  this transaction  Will continue its significant employment and philanthropic  commitments in Columbus, Nashville, Atlanta and across the Southeast, as well as its strong community development initiatives  Transaction Highlights  Structure  0.5237x fixed exchange ratio;  100% stock transaction  Pinnacle Financial Partners' common stock will trade on the NYSE under the ticker symbol PNFP  Pricing  Represents a per share price of $61.18 and a transaction value of $8.6 billion  Pro Forma Ownership  ~51.5% Pinnacle shareholders and ~48.5% Synovus shareholders  Approvals and Timing  Pinnacle and Synovus shareholders;  customary regulatory approvals  Expected closing in Q1 2026  Leadership  Terry Turner, Chairman  Kevin Blair, President & Chief Executive  Officer  Rob McCabe, Vice Chairman &  Chief Banking Officer  Jamie Gregory, Chief Financial Officer  Board of Directors  15 directors; 8 Pinnacle a  nd 7 Synovus  Name and Brand  Combined company will operate under the Pinnacle Financial Partners name and brand  Headquarters  Corporate: Atlanta, GA  Bank: Nashville, TN

 Forward-Looking Statements  This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners,  Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed  transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements  in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will  be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence  of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive,  Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.  Synovus Contacts  INVESTORS  JENNIFER H. DEMBA  CFA, SENIOR DIRECTOR, INVESTOR RELATIONS JENNIFERDEMBA@SYNOVUS.COM  MEDIA  AUDRIA BELTON DIRECTOR, EXTERNAL COMMUNICATIONS MEDIA@SYNOVUS.COM  Pinnacle Contacts  INVESTORS  HAROLD CARPENTER CHIEF FINANCIAL OFFICER  HAROLD.CARPENTER@PNFP.COM  MEDIA  JOE BASS  DIRECTOR OF EXTERNAL RELATIONS JOE.BASS@PNFP.COM  TIM LYNCH / AURA REINHARD / HALEY SALAS JOELE FRANK, WILKINSON BRIMMER KATCHER 212-355-4449

 Important Information About the Merger and Where to Find It  Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that  will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/ prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING  THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:  Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.  Participants in Solicitation  Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its  2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/dat a/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement  for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/ data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form  10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/ edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.  No Offer or Solicitation  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote  or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Synovus Financial Corp. 33 West 14th Street Columbus, GA 31901  Attention: Investor Relations InvestorRelations@synovus.com (706) 641-6500  Pinnacle Financial Partners, Inc. 21 Platform Way South Nashville, TN 37203  Attention: Investor Relations investor.relations@pnfp.com (615) 743-8219